EXECUTION VERSION

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this "Agreement") is dated as of October 16, 2020, and is between FSD Pharma Inc., a corporation Business Corporations Act (Ontario) (the "Company"), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a "Purchaser" and collectively the "Purchasers").

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to a qualified short form base prospectus under the Canadian Securities Laws and an effective registration statement under the Securities Act as to the Securities, the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, the Securities as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

ARTICLE I.
DEFINITIONS

1.1  Definitions.  In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

"Acquiring Person" shall have the meaning ascribed to such term in Section 4.4.

"Action" shall have the meaning ascribed to such term in Section 3.1(o).

"Affiliate" means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

"Base Prospectuses" shall have the meaning ascribed to such term in Section 3.1(f)(ii).

"Board of Directors" means the board of directors of the Company.

"Business Day" means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or Canada or any day on which banking institutions in the State of New York or Province of Ontario are authorized or required by law or other governmental action to close.

"Buy-In Price" shall have the meaning ascribed to such term in Section 4.1(b).

"Canadian Base Prospectus" shall have the meaning ascribed to such term in Section 3.1(f)(i).

"Canadian Company Counsel" means Bennett Jones LLP, 3400 One First Canadian Place, P.O. Box 130, Toronto, Ontario, M5X 1A4 Canada.

EXECUTION VERSION

"Canadian Final Base Shelf Prospectus" shall have the meaning ascribed to such term in Section 3.1(f)(i).

"Canadian Jurisdictions" shall have the meaning ascribed to such term in Section 3.1(f)(i).

"Canadian Prospectus" shall have the meaning ascribed to such term in Section 3.1(f)(i).

"Canadian Prospectus Supplement" shall have the meaning ascribed to such term in Section 3.1(f)(i).

"Canadian Qualifying Authorities" shall have the meaning ascribed to such term in Section 3.1(f)(i).

"Canadian Securities Laws" shall have the meaning ascribed to such term in Section 3.1(f)(i).

"CFPOA" means the Corruption of Foreign Public Officials Act (Canada).

"Class B Shares" means the Class B Subordinate Voting Shares of the Company, no par value, and any other class of securities into which such securities may hereafter be reclassified or changed.

"Class B Share Equivalents" means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Class B Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Class B Shares.

"Closing" means the closing of the purchase and sale of the Securities pursuant to Section 2.1.

"Closing Date" means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchasers' obligations to pay the Subscription Amount and (ii) the Company's obligations to deliver the Securities, in each case, have been satisfied or waived, but in no event later than the second (2nd) Trading Day following the date hereof.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Commission" means the United States Securities and Exchange Commission.

"Consents" shall have the meaning ascribed to such term in Section 3.1(t).

"CSE" means the Canadian Securities Exchange.

EXECUTION VERSION

"Decision Document" shall have the meaning ascribed to such term in Section 3.1(f)(i).

"Disclosure Time" means, (i) if this Agreement is signed on a day that is not a Trading Day or after 9:00 a.m. (New York City time) and before midnight (New York City time) on any Trading Day, 9:01 a.m. (New York City time) on the Trading Day immediately following the date hereof, unless otherwise instructed as to an earlier time by the Placement Agent, and (ii) if this Agreement is signed between midnight (New York City time) and 9:00 a.m. (New York City time) on any Trading Day, no later than 9:01 a.m. (New York City time) on the date hereof, unless otherwise instructed as to an earlier time by the Placement Agent

"DWAC" shall have the meaning ascribed to such term in Section 2.2(a)(vii).

"EDA" shall have the meaning ascribed to such term in Section 4.11(b).

"EDGAR" means the Commission's Electronic Data Gathering, Analysis and Retrieval System.

"Environmental Law" shall have the meaning ascribed to such term in Section 3.1(r).

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"FCPA" means the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

"Form F-X" shall have the meaning ascribed to such term in Section 3.1(f)(ii).

"Governmental Authorities" shall have the meaning ascribed to such term in Section 3.1(t).

"Hazardous Substances" shall have the meaning ascribed to such term in Section 3.1(r).

"Health Canada" means the Canadian federal Department of Health and any successor thereof.

"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board.

"Intellectual Property" shall have the meaning ascribed to such term in Section 3.1(u).

EXECUTION VERSION

"Issuer Free Writing Prospectus" shall have the meaning ascribed to such term in Section 3.1(f)(ii).

"IT Systems" shall have the meaning ascribed to such term in Section 3.1(pp).

"Lien" means a lien, charge, mortgage, pledge, security interest, claim, right of first refusal, pre-emptive right, or other encumbrance of any kind whatsoever.

"Lock-Up Agreement" means the Lock-Up Agreement for a period of 90 days following the Closing Date, executed by certain of the directors and officers of the Company.

"Material Adverse Effect" shall have the meaning assigned to such term in Section 3.1(b).

"Money Laundering Laws" shall have the meaning assigned to such term in Section 3.1(oo).

"MPP" means Manatt, Phelps & Phillips, LLP with offices located at 695 Town Center Drive, 14th Floor, Costa Mesa, CA 92626.

"NASDAQ" means the Nasdaq Stock Market LLC.

"OFAC" means Office of Foreign Assets Control of the U.S. Treasury Department.

"Per Share Purchase Price" equals US$2.20, subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Class B Shares that occur after the date of this Agreement.

"Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"Personal Data" shall have the meaning ascribed to such term in Section 3.1(pp).

"Placement Agent" means A.G.P./Alliance Global Partners.

"Proceeding" means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition) pending or, to the Company's knowledge, threatened in writing against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign).

"Prospectuses" shall have the meaning ascribed to such term in Section 3.1(f)(ii).

"Prospectus Supplements" means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

EXECUTION VERSION

"Purchaser Party" shall have the meaning ascribed to such term in Section 4.7.

"Registration Statement" shall have the meaning ascribed to such term in Section 3.1(f)(ii).

"Required Approvals" shall have the meaning ascribed to such term in Section 3.1(e).

"Reviewing Authority" shall have the meaning ascribed to such term in Section 3.1(f)(i).

"Rule 144" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

"Sanctions" shall have the meaning ascribed to such term in Section 3.1(ll).

"SEC Reports" shall have the meaning ascribed to such term in Section 3.1(l).

"Securities" means the Shares and the Warrants.

"Securities Act" means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"SEDAR" means the System for Electronic Document Analysis and Retrieval.

"Shares" means the Class B Shares issued or issuable to each Purchaser pursuant to this Agreement.

"Shelf Procedures" shall have the meaning ascribed to such term in Section 3.1(f)(i).

"Short Sales" means all "short sales" as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include locating and/or borrowing Class B Shares).

"Specified Person" shall have the meaning ascribed to such term in Section 3.1(ll).

"Subscription Amount" means, as to each Purchaser, the aggregate amount to be paid for Shares purchased hereunder as specified below such Purchaser's name on the signature page of this Agreement and next to the heading "Subscription Amount," in United States dollars and in immediately available funds.

"Subsidiary" and "Subsidiaries" shall have the meanings ascribed to such terms in Section 3.1(a).

EXECUTION VERSION

"Trading Day" means a day on which both the CSE and the Nasdaq are open for trading.

"Trading Market" means any of the following markets or exchanges on which the Class B Shares are listed or quoted for trading on the date in question: the CSE and the Nasdaq Stock Market LLC (or any successors to any of the foregoing).

"Transaction Documents" means this Agreement, the certificates representing the Warrants to be issued to each of the Purchasers in the form attached as Exhibit A to this Agreement and the Waiver Agreement dated the date hereof between the Company and the Purchasers.

"Transfer Agent" means Computershare Trust Company of Canada at its principal office located at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, which is the duly appointed registrar and transfer agent of the Company with respect to its Class B Shares, and Continental Stock Transfer & Trust Company at its principal office located at 1 State Street, 30th Floor, New York, New York 10004, which is the duly appointed U.S. co-transfer agent of the Company with respect to its Class B Shares.

"U.S. Base Prospectus" shall have the meaning ascribed to such term in Section 3.1(f)(ii).

"U.S. Company Counsel" means Paul, Weiss, Rifkind, Wharton & Garrison LLP (U.S.), 1285 Avenue of the Americas, New York, NY, United States of America 10019-6064.

"U.S. Prospectus" shall have the meaning ascribed to such term in Section 3.1(f)(ii).

"U.S. Prospectus Supplement" shall have the meaning ascribed to such term in Section 3.1(f)(ii).

"Variable Rate Transaction" shall have the meaning ascribed to such term in Section 4.11(b).

"VWAP" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Class B Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of the Class B Shares for such date (or the nearest preceding date) on the Trading Market on which the Class B Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Class B Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Class B Shares are then reported in the "Pink Sheets" published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Class B Shares so reported, or (d) in all other cases, the fair market value of a share of Class B Shares as determined by an independent appraiser selected in good faith by the Purchasers of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

EXECUTION VERSION

"Warrant Shares" means the Class B Shares issuable upon exercise of the Warrants.

"Warrants" means, collectively, the Class B Share purchase warrants delivered to the Purchasers at the Closing in accordance with Section 2.2(a) hereof, which Warrants shall be exercisable immediately and have a term of exercise equal to five (5) years, in the form of the warrant certificate attached as Exhibit A to this Agreement.

ARTICLE II.
PURCHASE AND SALE

2.1 Closing.  On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Purchasers, severally and not jointly, agree to purchase, up to an aggregate of 4,318,179 Class B Shares and 3,454,543 Warrants. The Company shall deliver to each Purchaser its respective Class B Shares and Warrants, and the Company and each Purchaser shall deliver the other items set forth in Section 2.2 deliverable at the Closing.  Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the Closing shall occur at the offices of MPP or such other location as the parties shall mutually agree.

2.2 Deliveries.

(a) On or prior to the Closing Date, the Company shall deliver or cause to be delivered to each Purchaser the following:

(i) this Agreement duly executed by the Company;

(ii) legal opinions of each of U.S. Company Counsel and Canadian Company Counsel, in forms reasonably acceptable to the Placement Agent, including a customary negative assurance letter from U.S. Company Counsel;

(iii) comfort letters from each of the Company's independent registered public accounting firm and former independent registered public accounting firm containing statements and information of the type customarily included in accountants' comfort letters with respect to the financial statements and certain financial information contained or incorporated or deemed incorporated by reference in the U. S. Registration Statement and the U.S. Prospectus, addressed to the Placement Agent;

(iv) certificates executed by the Chief Financial Officer or other executive officers of the Company, in form and substance reasonably satisfactory to the Placement Agent;

EXECUTION VERSION

(v) a certificate of the Company's secretary certifying that the Company's charter documents are true and complete, have not been modified and are in full force and effect; (ii) that the resolutions of the Company's Board of Directors relating to the Offering are in full force and effect and have not been modified; and (iii) as to the incumbency of the officers of the Company;

(vi) the Company shall have provided each Purchaser with the Company's wire instructions, on Company letterhead and executed by the Chief Executive Officer or Chief Financial Officer;

(vii) a copy of the irrevocable instructions to the Transfer Agent instructing the Transfer Agent to deliver on an expedited basis via The Depository Trust Company Deposit or Withdrawal at Custodian system ("DWAC") Shares equal to such Purchaser's Subscription Amount divided by the Per Share Purchase Price, registered in the name of such Purchaser;

(viii) Warrants registered in the name of such Purchaser to purchase up to a number of Class B Shares equal to 80% of such Purchaser's Shares, with an exercise price per share equal to US$2.60 per share, subject to adjustment therein (such Warrant certificate may be delivered within three Trading Days of the Closing Date);

(ix) the Lock-Up Agreements;

(x) the Canadian Prospectus and U.S. Prospectus Supplement (which may be delivered in accordance with Rule 172 under the Securities Act), as applicable.

(b) On or prior to the Closing Date, each Purchaser shall deliver or cause to be delivered to the Company the following:

(i) this Agreement duly executed by such Purchaser; and

(ii) such Purchaser's Subscription Amount.

2.3 Closing Conditions.

(a) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Purchasers contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

EXECUTION VERSION

(ii) all obligations, covenants and agreements of each Purchaser required to be performed at or prior to the Closing Date shall have been performed; and

(iii) the delivery by each Purchaser of the items set forth in Section 2.2(b) of this Agreement.

(b) The respective obligations of the Purchasers hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(iii) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(iv) there shall have been no Material Adverse Effect with respect to the Company since the date hereof; and

(v) from the date hereof to the Closing Date, trading in the Class B Shares shall not have been suspended by the Commission or the CSE, and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Securities at the Closing.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company.  The Company hereby makes the following representations and warranties to each Purchaser:

(a) Subsidiaries.  The only subsidiaries of the Company (within the meaning of National Instrument 45-106 - Prospectus Exemptions), each of which is directly or indirectly wholly-owned by the Company, are FV Pharma Inc. and Prismic Pharmaceuticals, Inc. (each, a "Subsidiary", and collectively, the "Subsidiaries"). Other than the Subsidiaries, neither the Company nor any Subsidiary has, directly or indirectly, any interest (whether equity, debt or otherwise) in any entity. No Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary's capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary's property or assets to the Company or any other Subsidiary of the Company. All of the issued shares of or other ownership interests in each Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and (except as otherwise set forth in the Base Prospectuses or as will be disclosed in the Prospectus Supplements) are owned directly or indirectly by the Company free and clear of any Lien. Other than the shares or other equity interests in the Subsidiaries, the Company does not have any equity interest, directly or indirectly, in any person; and no subsidiary of the Company other than the Subsidiaries disclosed in the Prospectuses is required to be disclosed in the Prospectuses in accordance with Form 44-101F1 or Form 51-102F2. There are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any capital stock of any Subsidiary, or contracts, commitments, understandings or arrangements by which any Subsidiary is or may become bound to issue capital stock.  Each Subsidiary has been duly organized and validly exists as a corporation in good standing under the laws of the jurisdiction of its organization, with full corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement and the Prospectuses.

EXECUTION VERSION

(b) Organization and Qualification.  Each of the Company and the Subsidiaries has been duly organized and validly exists as a corporation, limited partnership or company in good standing (or the foreign equivalent thereof, if any) under the laws of its jurisdiction of organization. Each of the Company and the Subsidiaries is duly qualified to do business and is in good standing as a foreign or extra-provincial corporation, partnership, company or limited liability company in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually and in the aggregate) would not have a Material Adverse Effect.  No Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification. None of the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. The term "Material Adverse Effect" means an effect, change, event or occurrence that, alone or in conjunction with any other or others: (i) has or would reasonably be expected to have a material adverse effect on the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders' equity, properties or prospects of the Company and the Subsidiaries, taken as a whole, or (ii) the Company's ability to perform in any material respect on a timely basis its obligations under any Transaction Document or; provided that a change in the market price or trading volume of the Class B Shares alone shall not be deemed, in and of itself, to constitute a Material Adverse Effect.

EXECUTION VERSION

(c) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder.  The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company's shareholders in connection herewith or therewith other than in connection with the Required Approvals.  This Agreement and each other Transaction Document to which the Company is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d) No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company's or any Subsidiary's certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary or give to others any rights of termination, amendment, anti-dilution or similar adjustments, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority Canadian, U.S. or other, or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

(e) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of this Agreement, other than: (i) the filings required pursuant to Section 4.3 of this Agreement, (ii) the filing with the Canadian Qualifying Authorities of the Canadian Prospectus Supplement, (iii) the filing with the Commission of the U.S. Prospectus Supplement, and (iv) application(s) to the CSE and the NASDAQ for the listing of the Shares for trading thereon in the time and manner required thereby (collectively, the "Required Approvals").

EXECUTION VERSION

(f) Issuance of the Securities; Qualification; Registration.

(i) The Securities are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and non-assessable, free and clear of all Liens imposed by the Company. The Company has reserved from its duly authorized capital stock the maximum number of Class B Shares issuable pursuant to this Agreement and the Warrants. The Company is qualified to file a short form prospectus pursuant to the Shelf Procedures (as defined below) and has prepared and filed a final short form base shelf prospectus (in both the English and French languages) dated May 28, 2020 (the "Canadian Final Base Shelf Prospectus") providing for the offer and sale, from time to time, of up to C$100,000,000 of the Company's securities, with the Ontario Securities Commission as principal regulator pursuant to Multilateral Instrument 11-102 - Passport System (the "Reviewing Authority") and the Canadian securities regulatory authorities in each of the Canadian Jurisdictions (as defined below) (collectively, the "Canadian Qualifying Authorities"); and the Reviewing Authority has issued a prospectus receipt under National Policy 11-202-Process for Prospectus Reviews in Multiple Jurisdictions (a "Decision Document") for the Canadian Final Base Shelf Prospectus, which receipt also evidences that the Ontario Securities Commission has issued a receipt for each of such documents. Pursuant to Multilateral Instrument 11-102 - Passport System, a receipt for each of such documents is deemed to be issued by the regulator in each of the Canadian Jurisdictions other than the Province of Ontario if the conditions of such instrument have been satisfied. No order suspending or cease trading the distribution of the Shares or any other securities of the Company has been issued by any of the Canadian Qualifying Authorities and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Canadian Qualifying Authorities, and any request on the part of the Canadian Qualifying Authorities for additional information has been complied with.

The term "Canadian Jurisdictions" means each of the provinces of Canada other than Quebec. The term "Canadian Base Prospectus" means the Canadian Final Base Shelf Prospectus, including the documents incorporated therein by reference, at the time the Reviewing Authority issued a Decision Document with respect thereto in accordance with the rules and procedures established under all applicable securities laws in each of the Canadian Jurisdictions and the respective regulations and rules under such laws together with applicable published policies, policy statements, instruments, blanket orders, blanket rulings and notices of the securities regulatory authorities in the Canadian Jurisdictions ("Canadian Securities Laws"), including National Instrument 44-101-Short Form Prospectus Distributions ("NI 44-101") and National Instrument 44-102-Shelf Distributions (together, the "Shelf Procedures").  The term "Canadian Prospectus" means the prospectus supplement (the "Canadian Prospectus Supplement") relating to the offering and sale of the Securities to be filed with the Canadian Qualifying Authorities in accordance with the Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated by reference therein as of the date of the Canadian Prospectus Supplement.

EXECUTION VERSION

All references in this Agreement to the Canadian Final Base Shelf Prospectus, and the Canadian Prospectus Supplement, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Canadian Qualifying Authorities on SEDAR.

(ii) At the time of filing the Registration Statement, the Company met the general eligibility requirements for the use of Form F-10 under the Securities Act, and has prepared and filed with the Commission a registration statement under the Securities Act on Form F-10 (File No. 333-236780) on February 28, 2020, providing for the offer and sale, from time to time, of up to US$75,300,000 (C$100,000,000 based on the Bank of Canada daily exchange rate on February 25, 2020 of US$0.7530 per C$1.00) of the Company's securities (the "Registration Statement"). The Registration Statement, including the Canadian Final Base Shelf Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act) therein and all exhibits thereto and all documents incorporated by reference therein, became effective pursuant to Rule 467(a) under the Securities Act on June 17, 2020.  In connection with the filing of the Registration Statement, the Company has filed with the Commission, on February 28, 2020 an appointment of agent for service of process upon the Company on Form F-X ("Form F-X") under the Securities Act. The prospectus included in the Registration Statement at the time it became effective, including documents incorporated therein by reference, is referred to herein as the "U.S. Base Prospectus". No stop order suspending the effectiveness of the Registration Statement has been issued under the Securities Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission and any request on the part of the Commission for additional information has been complied with. The Company is a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act.

The term "U.S. Prospectus" means the prospectus supplement (the "U.S. Prospectus Supplement") relating to the offering and sale of the Shares to be filed with the Commission pursuant to General Instruction II.L. of Form F-10, together with the U.S. Base Prospectus, including all documents incorporated therein by reference.

Any "issuer free writing prospectus" (as defined in Rule 433 under the Securities Act) relating to the Securities is hereafter referred to as an "Issuer Free Writing Prospectus". Any reference herein to the U.S. Base Prospectus and the U.S. Prospectus shall be deemed to refer to and include the documents incorporated by reference therein as of the date of filing thereof; and any reference herein to any "amendment" or "supplement" with respect to any of the U.S. Base Prospectus and the U.S. Prospectus shall be deemed to refer to and include (i) the filing of any document with the Commission incorporated or deemed to be incorporated therein by reference after the date of filing of such U.S. Base Prospectus or U.S. Prospectus and (ii) any such document so filed. As used herein, "Base Prospectuses" shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; and "Prospectuses" shall mean, collectively, the Canadian Prospectus and the U.S. Prospectus.

EXECUTION VERSION

All references in this Agreement to the Registration Statement, the U.S. Base Prospectus, or the U.S. Prospectus, or any Issuer Free Writing Prospectus, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Commission on EDGAR.

(g) Canadian Securities Law Compliance. The Canadian Base Prospectus did, and the Canadian Prospectus (and any further amendments or supplements thereto) will, comply in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Prospectus (and any further amendments or supplements thereto) will not, as of the time of filing of the Canadian Prospectus Supplement and through the Closing Date include any misrepresentation within the meaning of applicable Canadian Securities Laws, and the Canadian Prospectus (and any further amendments or supplements thereto) will, as of the time of filing thereof and through the Closing Date constitute, full, true and plain disclosure of all material facts relating to the Securities and to the Company. Each document filed or to be filed with the Canadian Qualifying Authorities and incorporated, or deemed to be incorporated, by reference in the Canadian Prospectus complied, or will comply, when so filed, with the requirements of Canadian Securities Laws, and none of such documents contained, or will contain, at the time of its filing any misrepresentation within the meaning of applicable Canadian Securities Laws.

(h) Canadian Reporting Issuer; Listing of Shares. The Company is a reporting issuer under Canadian Securities Laws and is not on the list of defaulting reporting issuers maintained by any Canadian Qualifying Authority in each such jurisdiction that maintains such a list; the Class B Shares of the Company are registered pursuant to Section 12(b) of the Exchange Act and the Company has complied in all material respects with applicable periodic reporting requirements under the Exchange Act; the Shares are listed and posted for trading on the CSE and the Nasdaq, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Shares of the Company under the Exchange Act or de-listing the Shares from the CSE or Nasdaq, nor has the Company received any notification that the Commission, the CSE or Nasdaq is contemplating terminating such registration or listing.

(i) Securities Act Compliance. The Registration Statement complies, and the U.S. Prospectus and any further amendments or supplements to the Registration Statement or the U.S. Prospectus will comply in all material respects, with the applicable provisions of the Securities Act. Each part of the Registration Statement, when such part became effective, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance upon and in conformity with information furnished in writing to the Company by the Placement Agent specifically for inclusion in the Registration Statement, the Prospectuses or any permitted free writing prospectus, or any amendment or supplement thereto. The U.S. Prospectus, as of its filing date, and any amendment thereof or supplement thereto, did not and will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Form F-X conforms in all material respects with the requirements of the Securities Act.

EXECUTION VERSION

(j) No Stop Orders. No order preventing or suspending the use of the U.S. Base Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission.

(k) Capitalization.  The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A Shares") and an unlimited number of Class B Shares, issuable in series, of which, as of the date of this Agreement, there are 72 Class A Shares and 14,843,441 Class B Shares issued and outstanding. All of the issued and outstanding Class A Shares and Class B Shares are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with all applicable Canadian, United States and other securities laws and not in violation of or subject to any preemptive or similar right that entitles any person to acquire from the Company any Class A Shares, Class B Shares or other security of the Company or any security convertible into, or exercisable or exchangeable for, Class A Shares, Class B Shares or any other such security, except for such rights as may have been fully satisfied or waived prior to the date hereof. Except for 3,311,353 Class B Share purchase warrants and 1,693,063 stock options and, as of the date of this Agreement, the Company has no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any Class B Shares, or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional Class B Shares or Class B Share Equivalents. No Person has any right of first refusal, pre-emptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. The issuance and sale of the Securities will not obligate the Company to issue Class B Shares or other securities to any Person (other than the Purchasers) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. There are no outstanding securities or instruments of the Company with any provision that adjusts the exercise, conversion, exchange or reset price of such security or instrument upon an issuance of securities by the Company. There are no outstanding securities or instruments of the Company that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company is or may become bound to redeem a security of the Company. Other than as provided for under the Company's share option plan, the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement.  Except for the Required Approvals, no further approval or authorization of any shareholder of the Company, the Board of Directors or others is required for the issuance and sale of the Securities. Except as disclosed in the Canadian Prospectus, there are no shareholders agreements, voting agreements or other similar agreements with respect to the Company's capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company's shareholders.

EXECUTION VERSION

(l) Reports.  Other than the Canadian Prospectus Supplement and the filing of a Form 8 (Notice of Prospectus Offering) with the CSE, there are no reports or information that in accordance with the requirements of Canadian Securities Laws must be made publicly available in connection with the offering and sale of the Securities that have not been made publicly available as required; there are no documents required to be filed as of the date hereof with the Canadian Qualifying Authorities or with any other Canadian securities regulatory authority in connection with the offering and sale of the Securities that have not been filed as required; and the Company has not filed any confidential material change reports or similar confidential report with any securities regulatory authority that is still maintained on a confidential basis. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and Exchange Act, including pursuant to Section 13(a) or 15(d) thereof (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, together with the U.S. Prospectus and the U.S. Prospectus Supplement, being collectively referred to herein as the "SEC Reports") on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable.

(m) Financial Statements. The consolidated financial statements of the Company, including the notes thereto, included or incorporated by reference in the Registration Statement and the Prospectuses present fairly, in all material respects, the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company on a consolidated basis; said consolidated financial statements have been prepared in conformity with IFRS. No other financial statements or supporting schedules are required to be included in the Registration Statement and the Prospectuses by Canadian Securities Laws, the Securities Act or the Exchange Act. The other financial and statistical information included or incorporated by reference in the Registration Statement and the Prospectuses, including the selected consolidated financial data set forth under the caption "Consolidated Capitalization" in the Prospectuses, present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements that are included or incorporated by reference in the Registration Statement and the Prospectuses and the books and records of the Company.

(n) Material Changes; Undisclosed Events, Liabilities or Developments.  Since the date of the latest consolidated financial statements included in or incorporated by reference into the Registration Statement and the Base Prospectuses, except as otherwise set forth in the Registration Statement and the Base Prospectuses or as will be disclosed in the Prospectus Supplements, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) none of the Company or any Subsidiary has incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company's financial statements pursuant to IFRS or disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company share option or omnibus long-term incentive plans.  Except for the issuance of the Securities contemplated by this Agreement, no event, liability, fact, circumstance, occurrence or development has occurred or exists with respect to the Company, the Subsidiaries or their respective businesses, prospects, properties, operations, assets or financial condition that would be required to be publicly disclosed by the Company under applicable securities laws on the date hereof that has not been publicly disclosed at least one (1) Trading Day prior to the date that hereof, except such as would not have a Material Adverse Effect.

EXECUTION VERSION

(o) Litigation.  Except as otherwise set forth in the Registration Statement, Base Prospectuses or as will be disclosed in the Prospectus Supplements, there is no action, suit, inquiry, notice of violation, proceeding or investigation pending against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority, Canadian, United States or foreign, including any proceeding before Health Canada or any other governmental authority in Canada or any other country performing functions similar to those performed by Health Canada (collectively, an "Action") which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect, and to the knowledge of the Company, no such Action has been threatened.  Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty.  There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission or Canadian Qualifying Authorities involving the Company or any current or former director or officer of the Company.  Neither the Commission nor the Canadian Qualifying Authorities has issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act or Canadian Securities Laws.

(p) Labor Relations. No labor disturbance by the employees of the Company or any Subsidiary exists or, to the best of the Company's knowledge, is imminent and the Company is not aware of any existing or imminent labor disturbances by the employees of any of its or any Subsidiary's s principal suppliers, manufacturers, customers or contractors, which, in either case (individually or in the aggregate), would have a Material Adverse Effect. No union has been accredited or otherwise designated to represent any employees of the Company or any Subsidiary and, to the knowledge of the Company, no accreditation request or other representation question is pending with respect to the employees of the Company or any Subsidiary, and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the Company's or any Subsidiary's facilities and none is currently being negotiated by the Company or any Subsidiary.

EXECUTION VERSION

(q) Compliance.  Except where non-compliance does not have and would not have a Material Adverse Effect, each of the Company and the Subsidiaries has conducted and is conducting its business or activities in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on such business or activities, and neither the Company nor any Subsidiary has received any notice of any alleged violation of any such laws, rules or regulations. The Company and the Subsidiaries are in compliance with all applicable federal, provincial, territorial, state, municipal, local and foreign laws, regulations, orders and decrees governing its business as prescribed by Health Canada, or any other federal, provincial, territorial, state, municipal, local or foreign agencies or bodies in Canada or any other country engaged in the regulation of cannabis, controlled drugs and substances or pharmaceuticals, except where noncompliance would not, singularly or in the aggregate, have a Material Adverse Effect.

(r) Environmental Law.  There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials ("Hazardous Substances") by, due to, on behalf of, or caused by the Company or any Subsidiary (or, to the Company's knowledge, any other entity for whose acts or omissions the Company is or may be liable) upon any property now or previously owned, operated, used or leased by the Company or any Subsidiary, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment ("Environmental Law"), except for violations and liabilities which, individually or in the aggregate, would not have a Material Adverse Effect. There has been no disposal, discharge, emission contamination or other release of any kind at, onto or from any such property or into the environment surrounding any such property of any Hazardous Substances with respect to which the Company or any Subsidiary has knowledge, except as would not, individually or in the aggregate, have a Material Adverse Effect. There is no pending or, to the best of the Company's knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any Subsidiary, except as would not, individually or in the aggregate, have a Material Adverse Effect. No property of the Company or any Subsidiary is subject to any Lien under any Environmental Law. Except as otherwise set forth in the Registration Statement, Base Prospectuses or as will be disclosed in the Prospectus Supplements, neither the Company nor any Subsidiary is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, in any case (individually or in the aggregate), would have a Material Adverse Effect. The Company and the Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements.

EXECUTION VERSION

(s) Title to Assets.  Except as otherwise set forth in the Base Prospectuses or as will be disclosed in the Prospectus Supplements, (i) each of the Company and the Subsidiaries owns or leases all such properties as are necessary to the conduct of its business as presently operated and as proposed to be operated as described in the  Prospectuses; (ii) each of the Company and the Subsidiaries has good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens except such as are described in the Prospectuses or such as do not (individually or in the aggregate) have a Material Adverse Effect; and any real property and buildings held under lease or sublease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as do not have a Material Adverse Effect; and (iii) neither the Company nor any Subsidiary has received any notice or other communication of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Company or any Subsidiary, except as would not have a Material Adverse Effect. Except for the sale of inventory in the ordinary course of business, no person has any contract or any right or privilege capable of becoming a right to purchase any property from the Company or any Subsidiary.

(t) Regulatory Permits.  Each of the Company and the Subsidiaries has all requisite power, capacity and authority, and all necessary consents, approvals, authorizations, orders, registrations, qualifications, licenses, filings and permits of, with and from all judicial, regulatory and other legal or governmental agencies and bodies and all third parties, Canadian, U.S. or foreign, including without limitation, those administered by Health Canada or any other governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals, commercial registers or dispute settlement panels or other law, rule or regulation-making organizations or entities ("Governmental Authorities") in Canada or any other country performing functions similar to those performed by Health Canada (collectively, the "Consents"), to own, lease and operate its properties and conduct its business as it is now being conducted or, except as disclosed in the Registration Statement and the Base Prospectuses or as will be disclosed in the Prospectus Supplements, proposed to be conducted, in each case as disclosed in the Registration Statement and the Base Prospectuses or as will be disclosed in the Prospectus Supplements, and each such Consent is valid, existing, in good standing and in full force and effect, except in each case as would not have a Material Adverse Effect. Neither the Company nor any Subsidiary has received notice of any investigation or proceedings which, if decided adversely to the Company or any such Subsidiary, as the case may be, would have a Material Adverse Effect. The Company and each Subsidiary are in compliance with the terms and conditions of all such Consents, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect.

(u) Intellectual Property. Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, (i) each of the Company and the Subsidiaries owns all rights in or has obtained valid and enforceable licenses or other rights to use, the systems, recipes, know how (including trade secrets and other proprietary or confidential information), trade-marks (both registered and unregistered), trade names, patents, patent applications, inventions, copyrights and any other intellectual property (collectively, "Intellectual Property") described in the Prospectuses as being owned or licensed by the Company or which are used for the conduct of the Company's business as currently carried on and proposed to be carried on, free and clear of any Lien or other adverse claim or interest of any kind or nature affecting the assets of the Company; (ii) to the knowledge of the Company, there is no infringement by third parties of any Intellectual Property owned, licensed or commercialized by the Company; (iii) there is no action, suit, proceeding or claim pending or, to the knowledge of the Company, threatened by others challenging the Company's rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by the Company and the Subsidiaries, and the Company is unaware of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim; (iv) to the Company's knowledge, all trade secrets and other confidential proprietary information forming part of or in relation to the Intellectual Property being owned or licensed by the Company or any Subsidiary is and remains confidential to the Company or such Subsidiary, as the case may be.

EXECUTION VERSION

(v) Insurance.  The Company and the Subsidiaries maintain insurance in such amounts and covering such risks as the Company reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance would not have a Material Adverse Effect. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

(w) Transactions at Arm's Length.  Neither the Company nor any of the Subsidiaries owes any amount to, nor has the Company or any of the Subsidiaries made any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder of any of them or any person not dealing at "arm's-length" (as such term is defined in the Income Tax Act (Canada)) with any of them, except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Company or any of the Subsidiaries. Except as disclosed in the Registration Statement and the Base Prospectuses or as will be disclosed in the Prospectus Supplements, and usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Company nor any of the Subsidiaries is a party to any contract, agreement or understanding with any officer, director, employee or securityholder of any of them or any other person not dealing at arm's-length with the Company and the Subsidiaries.

(x) Internal Control Over Financial Reporting and Internal Accounting Controls.  The Company and its Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; the Company believes that the Company's internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act and Canadian Securities Laws) is effective and the Company is not aware of any material weakness in its internal control over financial reporting.

EXECUTION VERSION

(y) No Change in the Company's Internal Control Over Financial Reporting. Since the date of the latest audited consolidated financial statements of the Company included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, there has been no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

(z) Disclosure Controls. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Company is made known to the Company's principal executive officer and principal financial officer by others within those entities; such disclosure controls and procedures are effective.

(aa) Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications, except as any such failure could not reasonably be expected to have a Material Adverse Effect.

(bb) Certain Fees.  Except for fees payable to A.G.P as will be set forth in the Prospectuses, no brokerage or finder's fees or commissions are or will be payable by the Company or any Subsidiary to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

(cc) Investment Company. The Company is not  and immediately after receipt of payment for the Securities an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

(dd) Registration Rights.  No Person has any right to cause the Company or any Subsidiary to effect the registration under the Securities Act or Canadian Securities Laws of any securities of the Company or any Subsidiary.

EXECUTION VERSION

(ee) Canadian Reporting Issuer; SEC Registration. The Company is a "reporting issuer" or the equivalent thereof in each of the Canadian Qualifying Jurisdictions where such concept exists, is not on the list of defaulting reporting issuers maintained by the Canadian Qualifying Authorities in each such Canadian Qualifying Jurisdiction that maintains such a list and is not in breach of any filing requirement under Canadian Securities Laws which could have a Material Adverse Effect on the Company.

(ff) Tax Status.  Except as disclosed in each of the Registration Statement and the Base Prospectuses or as will be disclosed in the Prospectus Supplements, each of the Company and the Subsidiaries has accurately prepared and timely filed all U.S., Canadian and foreign tax returns that are required to be filed by it and has paid or made provision for the payment of all taxes, assessments, governmental or other similar charges with respect to the periods covered by such tax returns, except to the extent that the failure to do any of the foregoing would not be expected to have a Material Adverse Effect. Each of the Company and the Subsidiaries has paid all sales and use taxes and all taxes which the Company or any Subsidiary is obligated to withhold from amounts owing to employees, creditors and third parties, except in any such case as would not have a Material Adverse Effect. No deficiency assessment with respect to a proposed adjustment of the Company's or any Subsidiary's Canadian federal, provincial and territorial, U.S. federal and state, local or foreign taxes is pending or, to the best of the Company's knowledge, threatened. The accruals and reserves on the books and records of the Company and the Subsidiaries in respect of tax liabilities for any taxable period not finally determined are adequate to meet any assessments and related liabilities for any such period and, since the date of the most recent audited consolidated financial statements of the Company, the Company and the Subsidiaries have not incurred any liability for taxes other than in the ordinary course of their business. There is no tax Lien, whether imposed by any U.S., Canadian or other taxing authority, outstanding against the assets, properties or business of the Company or any Subsidiary.

(gg) Foreign Corrupt Practices; Criminal Acts.  None of the Company, any Subsidiary, nor to the Company's knowledge, any director or officer thereof or any agent, employee, affiliate or other person acting on behalf of the Company or any Subsidiary is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the FCPA, the CFPOA, or any applicable anti-corruption laws, rules, or regulation of Canada, the United States or any other jurisdiction in which the Company or any Subsidiary conducts business, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company and the Subsidiaries and Affiliates of the Company and the Subsidiaries have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith. Neither the Company nor any Subsidiary has engaged in, or will engage in, (i) any direct or indirect dealings or transactions in violation of U.S. federal or state criminal laws, including, without limitation, the Controlled Substances Act, the Racketeer Influenced and Corrupt Organizations Act, the Travel Act or any anti-money laundering statute, or (ii) any "aiding and abetting" in any violation of U.S. federal or state criminal laws.

EXECUTION VERSION

(hh) Accountants. MNP LLP, who have audited the consolidated financial statements of the Company that are included or incorporated by reference in the Registration Statement and the Prospectuses, and whose reports appear or are incorporated by reference in the Registration Statement, and the Prospectuses, is independent with respect to the Company as required by Canadian Securities Laws and the rules of professional conduct applicable to auditors in each of the provinces and territories of Canada and is an independent registered public accounting firm as required by the Securities Act and the Exchange Act.

(ii) Acknowledgment Regarding Purchasers' Purchase of Securities.  The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchasers' purchase of the Securities.  The Company further represents to each Purchaser that the Company's decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(jj) Acknowledgment Regarding Purchaser's Trading Activity.  Anything in this Agreement or elsewhere herein to the contrary notwithstanding (except for Sections 3.2(e) and 4.14 hereof), it is understood and acknowledged by the Company that: (i) none of the Purchasers has been asked by the Company to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or "derivative" securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) past or future open market or other transactions by any Purchaser, specifically including, without limitation, Short Sales or "derivative" transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company's publicly-traded securities; (iii) any Purchaser, and counter-parties in "derivative" transactions to which any such Purchaser is a party, directly or indirectly, presently may have a "short" position in the Class B Shares, and (iv) each Purchaser shall not be deemed to have any affiliation with or control over any arm's length counter-party in any "derivative" transaction.  The Company further understands and acknowledges that (y) one or more Purchasers may engage in hedging activities (in material compliance with applicable laws) at various times during the period that the Securities are outstanding, and (z) such hedging activities (if any) could reduce the value of the existing shareholders' equity interests in the Company at and after the time that the hedging activities are being conducted.  The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

EXECUTION VERSION

(kk) Regulation M Compliance. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii) and (iii), compensation paid to the Placement Agent

(ll) Sanctions.  Neither the Company nor any Subsidiary thereof nor, to the Company's knowledge, any director, officer, employee, agent, affiliate, representative or other person acting on behalf of the Company or any Subsidiary is an individual or entity ("Specified Person") that is, or is 50% or more owned or controlled by a Specified Person that is: (i) the subject of any sanctions administered or enforced by the U.S. Department of Treasury's Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty's Treasury, Global Affairs Canada or other relevant sanctions authority (collectively, "Sanctions"), nor (ii) located, organized or resident in a country or territory that is the subject of comprehensive economic Sanctions including, without limitation, Cuba, Iran, North Korea, Syria and the Crimea.

(mm) Share Option Plans. Each share option granted by the Company under the Company's stock share plan was granted (i) in accordance with the terms of such plan and (ii) with an exercise price at least equal to the fair market value of the Class B Shares on the date such share option would be considered granted under IFRS and applicable law. No share option granted under the Company's share option plan has been backdated.  The Company has not knowingly granted, and there is no and has been no Company policy or practice to knowingly grant, share options prior to, or otherwise knowingly coordinate the grant of share options with, the release or other public announcement of material information regarding the Company or the Subsidiaries or their financial results or prospects.

(nn) Office of Foreign Assets Control.  Neither the Company nor any Subsidiary nor, to the Company's knowledge, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the OFAC.

(oo) Money Laundering.  None of the Company or any Subsidiary, nor to the Company's knowledge, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any Subsidiary, has at any time during the last five years (i) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof. The operations of the Company and each Subsidiary, are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

EXECUTION VERSION

(pp) Information Technology. The Company's and the Subsidiaries' information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, "IT Systems") operate and perform in all material respects as required in connection with the operation of the business of the Company and the Subsidiaries as currently conducted. The Company and the Subsidiaries maintain commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and all personal, personally identifiable, sensitive, confidential or regulated data ("Personal Data") processed and stored thereon, and to the knowledge of the Company, there have been no breaches, incidents, violations, outages, compromises or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. The Company and the Subsidiaries are presently in compliance in all material respects with all applicable laws or statutes and all applicable judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification, except for any such noncompliance that would not have a Material Adverse Effect.

(qq) Other Covered Persons.  Other than the Placement Agent, the Company is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Securities.

3.2 Representations and Warranties of the Purchasers.  Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

(a) Organization; Authority.  Such Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by such Purchaser of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Purchaser.  Each Transaction Document to which it is a party has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof or thereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

EXECUTION VERSION

(b) Understandings or Arrangements.  Such Purchaser is acquiring the Securities as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the resale, distribution or other disposition of such Securities (this representation and warranty not limiting such Purchaser's right to sell the Securities pursuant to a registration statement or otherwise in compliance with applicable federal and state securities laws).  Such Purchaser is acquiring the Securities hereunder in the ordinary course of its business. Such Purchaser is acquiring such Securities as principal for his, her or its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Securities in violation of Canadian Securities Laws, the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities in violation of Canadian Securities Laws, the Securities Act or any applicable state securities law (this representation and warranty not limiting such Purchaser's right to sell such Securities pursuant to a registration statement or otherwise in compliance with applicable federal and state securities laws).

(c) Purchaser Status.  At the time such Purchaser was offered the Securities, it was, and as of the date hereof it is, either: (i) an "accredited investor" as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (ii) a "qualified institutional buyer" as defined in Rule 144A(a) under the Securities Act.

(d) Experience of Such Purchaser.  Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment.  Such Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(e) Access to Information. Such Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto), the Registration Statement and the Prospectuses and the reports filed with the Commission and the Canadian Qualifying Authorities and has been afforded, (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.  Such Purchaser acknowledges and agrees that neither the Placement Agent nor any Affiliate of the Placement Agent has provided such Purchaser with any information or advice with respect to the Securities nor is such information or advice necessary or desired.  Neither the Placement Agent nor any Affiliate has made or makes any representation as to the Company or the quality of the Securities and the Placement Agent and any Affiliate may have acquired non-public information with respect to the Company which such Purchaser agrees need not be provided to it.  In connection with the issuance of the Securities to such Purchaser, neither the Placement Agent nor any of its Affiliates has acted as a financial advisor or fiduciary to such Purchaser.

EXECUTION VERSION

(f) Certain Transactions and Confidentiality.  Other than consummating the transactions contemplated hereunder, such Purchaser has not, nor has any Person acting on behalf of or pursuant to any understanding with such Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Purchaser first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser's assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser's assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.  Other than to other Persons party to this Agreement or to such Purchaser's representatives, including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and Affiliates, such Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty against, or a prohibition of, any actions with respect to the borrowing of, arrangement to borrow, identification of the availability of, and/or securing of, securities of the Company in order for such Purchaser (or its broker or other financial representative) to effect Short Sales or similar transactions in the future.

(g) Tax Consequences.  Such Purchaser understands and agrees that there may be material tax consequences to it of an acquisition, holding, exercise or disposition of the Securities.  The Company gives no opinion and makes no representation with respect to the tax consequences to such Purchaser under United States, state, local or foreign tax law of its acquisition, holding, exercise or disposition of the Securities, and such Purchaser acknowledges that it is solely responsible for determining the tax consequences to it with respect to its investment, including whether the Company will at any given time be deemed a "passive foreign investment company" within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended.

EXECUTION VERSION

(h) Inability to Enforce Civil Liabilities.  Such Purchaser is aware that its ability to enforce civil liabilities under the United States federal securities laws may be affected adversely by, among other things: (i) the fact that the Company is organized under the laws of Ontario, Canada; (ii) some or all of the directors and officers may be residents of countries other than the United States; and (iii) all or a substantial portion of the assets of the Corporation and such persons may be located outside the United States.

(i) Patriot Act.  The funds representing the aggregate Per Share Purchase Price which will be advanced by such Purchaser to the Company, hereunder will not represent proceeds of crime for the purposes of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the "PATRIOT Act") and such Purchaser acknowledges that the Company may in the future be required by law to disclose such Purchaser's name and other information relating to the subscription agreement and such Purchaser's purchase hereunder, on a confidential basis, pursuant to the PATRIOT Act.  No portion of the aggregate Per Share Purchase Price to be provided by such Purchaser (i) has been or will be derived from or related to any activity that is deemed criminal under the laws of the United States, or any other jurisdiction, or (ii) is being tendered on behalf of a person or entity who has not been identified to or by such Purchaser, and it shall promptly notify the Company if such Purchaser discovers that any of such representations ceases to be true and provide the Company with appropriate information in connection therewith.

(j) Consent to Disclosure; Further Actions. Each Purchaser acknowledges that the Company may be required to obtain certain personal information of the Purchasers or the transactions contemplated hereunder in order to comply with applicable laws. Such information is collected by the Company solely for the purposes of completing the transactions contemplated by the Transaction Documents and completing filings required by any stock exchange or securities regulatory authority.  Such information may be disclosed by the Company to: (i) stock exchanges or Canadian Qualifying Authorities; (ii) the Company's registrar and transfer agent; (iii) any government agency, board or other entity; and (iv) any of the other parties involved in this transaction, including the Company and the Company's legal counsel, and may be included in record books in connection with such transactions.  The Purchaser is notified by the Company that: (i) the Company may required to disclose to the Canadian Qualifying Authorities certain information pertaining to the Purchaser, including the Purchaser's name, residential address, telephone number, number of Securities purchased, the purchase price therefor, the statutory exemption relied on and the Closing Date, that is required to be disclosed under Canadian Securities Laws.  By executing this Agreement, the Purchase hereby authorizes the indirect collection of such personal information by the Canadian Qualifying Authorities. By executing this Agreement, such Purchaser is deemed to consent to the foregoing collection, use and disclosure of any such personal information to comply with applicable law, including but not limited to Canadian Securities Laws.  If required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, such Purchaser will execute, deliver, file and otherwise assist the Company in filing reports, questionnaires, undertakings and other documents with respect to the ownership of the Securities.

EXECUTION VERSION

(k) General Solicitation.  Such Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to the knowledge of such Purchaser, any other general solicitation or general advertisement.

The Company acknowledges and agrees that the representations contained in this Section 3.2 shall not modify, amend or affect such Purchaser's right to rely on the Company's representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transactions contemplated hereby. Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to locating or borrowing shares in order to effect Short Sales or similar transactions in the future.

ARTICLE IV.
OTHER AGREEMENTS OF THE PARTIES

4.1 Removal of Legends.

(a) The Warrants and Warrant Shares may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Warrants or Warrant Shares other than pursuant to an effective registration statement or Rule 144, to the Company or to an Affiliate of a Purchaser or in connection with a pledge as contemplated in Section 4.1(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Warrant under the Securities Act.

(b) The Purchasers agree to the imprinting, so long as is required by this Section 4.1, of a legend on any of the Warrant Shares in the following form:

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN "ACCREDITED INVESTOR" AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

EXECUTION VERSION

(c) The Company acknowledges and agrees that a Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Warrants or Warrant Shares to a financial institution that is an "accredited investor" as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, such Purchaser may transfer pledged or secured Warrants or Warrant Shares to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Purchaser's expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Warrants and Warrant Shares may reasonably request in connection with a pledge or transfer of the Warrants or Warrant Shares.

(d) Certificates evidencing the Warrant Shares shall not contain any legend (including the legend set forth in Section 4.1(b) hereof): (i) while a registration statement covering the resale of such security is effective under the Securities Act, or (ii) following any sale of such Warrant Shares pursuant to Rule 144 (assuming cashless exercise of the Warrants), or (iii) if such Warrant Shares are eligible for sale under Rule 144 (assuming cashless exercise of the Warrants), or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission). The Company shall cause its counsel to issue a legal opinion to the Transfer Agent or the Purchaser promptly if required by the Transfer Agent to effect the removal of the legend hereunder, or if requested by a Purchaser, respectively. If all or any portion of a Warrant is exercised at a time when there is an effective registration statement to cover the resale of the Warrant Shares, if such Warrant Shares may be sold under Rule 144 (assuming cashless exercise of the Warrants) or if such legend is not otherwise required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission), then such Warrant Shares shall be issued free of all legends. The Company agrees that following such time as such legend is no longer required under this Section 4.1(d), the Company will, no later than two Trading Days following the delivery by a Purchaser to the Company or the Transfer Agent of a certificate representing Warrant Shares, as applicable, issued with a restrictive legend (such date, the "Legend Removal Date"), deliver or cause to be delivered to such Purchaser a certificate representing such shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 4. Warrant Shares subject to legend removal hereunder shall be transmitted by the Transfer Agent to the Purchaser by crediting the account of the Purchaser's prime broker with the Depository Trust Company System as directed by such Purchaser.

EXECUTION VERSION

(e) In addition to such Purchaser's other available remedies, the Company shall pay to a Purchaser, in cash, (i) as partial liquidated damages and not as a penalty, for each C$1,000 of Warrant Shares (based on the VWAP of the Class B Shares on the date such Securities are submitted to the Transfer Agent) delivered for removal of the restrictive legend and subject to Section 4.1(a), C$10 per Trading Day (increasing to C$20 per Trading Day five (5) Trading Days after such damages have begun to accrue) for each Trading Day after the Legend Removal Date until such certificate is delivered without a legend and (ii) if the Company fails to (a) issue and deliver (or cause to be delivered) to a Purchaser by the Legend Removal Date a certificate representing the Warrant Shares so delivered to the Company by such Purchaser that is free from all restrictive and other legends and (b) if after the Legend Removal Date such Purchaser purchases (in an open market transaction or otherwise) Class B Shares to deliver in satisfaction of a sale by such Purchaser of all or any portion of the number of Class B Shares, or a sale of a number of Class B Shares equal to all or any portion of the number of Class B Shares, that such Purchaser anticipated receiving from the Company without any restrictive legend, then an amount equal to the excess of such Purchaser's total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the Class B Shares so purchased (including brokerage commissions and other out-of-pocket expenses, if any) (the "Buy-In Price") over the product of (A) such number of Warrant Shares, as applicable, that the Company was required to deliver to such Purchaser by the Legend Removal Date multiplied by (B) the lowest closing sale price of the Class B Shares on any Trading Day during the period commencing on the date of the delivery by such Purchaser to the Company of the applicable Warrant Shares (as the case may be) and ending on the date of such delivery and payment under this Section 4.1(b).

4.2 Integration.  The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

4.3 Securities Laws Disclosure; Publicity.  The Company shall (a) before 9:01 am (New York City time) on October 16, 2020 issue a press release disclosing the material terms of the transactions contemplated hereby, (b) file a Current Report on Form 6-K, including the Transaction Documents as exhibits thereto, with the Commission within the time required by the Exchange Act, and (c) make such filings as required by the Canadian Qualifying Authorities.  From and after the issuance of such press release and until the Closing Date, the Company represents to the Purchasers that it shall have publicly disclosed all material, non-public information delivered to any of the Purchasers by the Company or any of the Subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents.  In addition, effective upon the issuance of such press release, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of the Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates on the one hand, and any of the Purchasers or any of their Affiliates on the other hand, shall terminate. The Company and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser, or without the prior consent of each Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication.  Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of such Purchaser, except (a) as required by federal securities law in connection with the filing of final Transaction Documents with the Commission and (b) to the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide the Purchasers with prior notice of such disclosure permitted under this clause (b).

EXECUTION VERSION

4.4 Shareholder Rights Plan.  No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that any Purchaser is an "Acquiring Person" under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, solely by virtue of receiving Securities under the Transaction Documents.

4.5 Non-Public Information.  Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, which shall be disclosed pursuant to Section 4.3, the Company covenants and agrees that neither it, nor any other Person acting on its behalf will provide any Purchaser or any Purchaser's agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior thereto such Purchaser shall have consented to the receipt of such information and agreed with the Company to keep such information confidential.  The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.  To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries that requires disclosure under Canadian Securities Laws or the Exchange Act, the Company shall simultaneously file such material non-public information on SEDAR and with the Commission pursuant to a Current Report on Form 6-K. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

4.6 Use of Proceeds.  The Company shall use the net proceeds from the sale of the Securities hereunder for working capital and other general corporate purposes and shall not use such proceeds in violation of FCPA, OFAC or CFPOA regulations.

EXECUTION VERSION

4.7 Indemnification of Purchasers.  Subject to the provisions of this Section 4.7, the Company will indemnify and hold each Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a "Purchaser Party") harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys' fees and costs of investigation that any such Purchaser Party may suffer or incur caused by or based upon (a) any breach of any of the representations or warranties made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted against the Purchaser Parties in any capacity, or any of them or their respective Affiliates, by any shareholder of the Company who is not an Affiliate of such Purchaser Party, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is solely based upon a material breach of such Purchaser Party's representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party may have with any such shareholder or any violations by such Purchaser Party of state or federal securities laws or any conduct by such Purchaser Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct). If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party.  Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (x) the employment thereof has been specifically authorized by the Company in writing, (y) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (z) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel.  The Company will not be liable to any Purchaser Party under this Agreement (1) for any settlement by a Purchaser Party effected without the Company's prior written consent, which shall not be unreasonably withheld or delayed; or (2) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party's breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents. The indemnification required by this Section 4.7 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

4.8 Reservation of Class B Shares. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of  Class B Shares for the purpose of enabling the Company to issue the Class B Shares pursuant to this Agreement and the Warrants.

EXECUTION VERSION

4.9 Listing of Class B Shares. The Company hereby agrees to use commercially reasonable efforts to maintain the listing or quotation of the Class B Shares on the CSE and the NASDAQ, and concurrently with the Closing, the Company shall apply to list or quote all of the Shares and Warrant Shares on the CSE and the NASDAQ and promptly secure the listing of all of the Shares and the Warrant Shares on the CSE and the NASDAQ. The Company further agrees, if the Company applies to have the Class B Shares traded on any other Trading Market, it will then include in such application all of the Shares, and will take such other action as is necessary to cause all of the Shares to be listed or quoted on such other Trading Market as promptly as possible.  For so long as the Company maintains a listing or quotation of the Class B Shares on a Trading Market, the Company agrees to maintain the eligibility of the Class B Shares for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

4.10 Participation Right.  From the date hereof until one hundred and eighty (180) days after the Closing Date, neither the Company nor any of its Subsidiaries shall, directly or indirectly, effect any Subsequent Placement unless the Company shall have first complied with this Section 4.10. The Company acknowledges and agrees that the right set forth in this Section 4.10 is a right granted by the Company, separately, to each Purchaser.

(a) At least twelve (12) hours prior to any proposed or intended Subsequent Placement (as defined below), the Company or, at the Company's direction, any designated representative of the Company, shall deliver to each Purchaser  an irrevocable written notice (the "Offer Notice") of any proposed or intended issuance or sale or exchange (the "Offer") of the securities being offered (the "Offered Securities") in a Subsequent Placement, which Offer Notice shall (A) identify and describe the Offered Securities, (B) describe the approximate price (if known, but in no event later than three hours prior to the end of the Offer Period (as defined below) (which Offer Period shall be extended, as necessary, on an hour-by-hour basis, to comply with the foregoing)) and other terms upon which they are to be issued, sold or exchanged, and the approximate number or amount of the Offered Securities to be issued, sold or exchanged, (C) offer to issue and sell to or exchange with Purchaser in accordance with the terms of the Offer such Purchaser's pro rata portion of 50% of the Offered Securities; provided that the number of Offered Securities which such Purchaser shall have the right to subscribe for under this Section 4.10 shall be based on such Purchaser's pro rata portion of the aggregate dollar amount of the Securities purchased hereunder by all Purchasers (the "Basic Amount"), and with respect to each Purchaser that elects to purchase its Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of other Purchasers as such Purchaser shall indicate it will purchase or acquire should the other Purchasers subscribe for less than their Basic Amounts (the "Undersubscription Amount"), which process shall be repeated until each Purchaser shall have an opportunity to subscribe for any remaining Undersubscription Amount.

(b) To accept an Offer, in whole or in part, such Purchaser must deliver a written notice to the Company (or, if the Offer Notice was sent by a Company representative, to such representative) prior to the end of the twelve (12) hours after such Purchaser's receipt of the Offer Notice (the "Offer Period"), setting forth the portion of such Purchaser's Basic Amount that such Purchaser elects to purchase and, if such Purchaser shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that such Purchaser elects to purchase (in either case, the "Notice of Acceptance").  If such Notice of Acceptance is not received by the Company or its applicable representative prior to the end of the Offer Period, such Purchaser shall be deemed to reject the offer set forth in the Offer Notice and no such further action by the Company or such representative shall be required, except as and to the extent expressly set forth below. If the Basic Amounts subscribed for by all Purchasers are less than the total of all of the Basic Amounts, then each Purchaser who has set forth an Undersubscription Amount in its Notice of Acceptance shall be entitled to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the "Available Undersubscription Amount"), each Purchaser who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Purchaser bears to the total Basic Amounts of all Purchasers that have subscribed for Undersubscription Amounts, subject to rounding by the Company to the extent it deems reasonably necessary. Notwithstanding the foregoing, if the Company desires to modify or amend the terms and conditions of the Offer in any material respect, as determined in good faith by the Company, prior to the expiration of the Offer Period, the Company (or its applicable representative) shall deliver to each Purchaser a new Offer Notice and the Offer Period shall expire twelve (12) hours after such Purchaser's receipt of such new Offer Notice.

EXECUTION VERSION

(c) The Company shall have three (3) Business Days from the expiration of the Offer Period above (A) to agree to, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by a Purchaser (the "Refused Securities") pursuant to a definitive agreement(s) (the "Subsequent Placement Agreement"), and only upon terms and conditions (including, without limitation, unit prices and interest rates) that are not more favorable to the acquiring Person or Persons or less favorable to the Company than those set forth in the Offer Notice and (B) to publicly announce the execution of such Subsequent Placement Agreement.

(d) In the event the Company shall propose to sell less than 50% of all the Refused Securities (any such sale to be in the manner and on the terms specified Section 4.10(c) above), the Company or its representative shall so notify the Purchasers no less than six (6) hours prior to entering into a definitive agreement with respect to such reduced sale, and such Purchasers then may, at its sole option and in its sole discretion, within three (3) hours of receiving such notice, notify the Company or its representative that it intends to withdraw its Notice of Acceptance or reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to a number or amount that shall be not less than the number or amount of the Offered Securities that such Purchaser elected to purchase pursuant to Section 4.10(b) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Company actually proposes to issue, sell or exchange (including Offered Securities to be issued or sold to Purchasers pursuant to this Section 4.10 prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that any Purchaser so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Company may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Buyers in accordance with Section 4.10(a) above.  If the Company does not receive notice from the Purchaser of its intention to withdraw its Notice of Acceptance or reduce the number or amount of the Offered Securities specified in its Notice of Acceptance, such purchaser shall be required to purchaser such number or amount of the Offered Securities specified in its Notice of Acceptance.

EXECUTION VERSION

(e) Upon the closing of the issuance, sale or exchange of all or less than all of the Refused Securities, such Purchaser shall acquire from the Company, and the Company shall issue to such Purchaser, the number or amount of Offered Securities specified in its Notice of Acceptance, as reduced pursuant to Section 4.10(d) above if such Purchaser has so elected in compliance with such section, upon the terms and conditions specified in the Offer.

(f) Notwithstanding anything to the contrary in this Section 4.10 and unless otherwise agreed to by such Purchaser, the Company shall either confirm in writing to such Purchaser that the transaction with respect to the Subsequent Placement has been abandoned or shall publicly disclose its intention to issue the Offered Securities, in either case, in such a manner such that such Purchaser will not be in possession of any material, non-public information, by the third (3rd) Business Day following delivery of the Offer Notice. If by such third (3rd) Business Day, no public disclosure regarding a transaction with respect to the Offered Securities has been made, and no notice regarding the abandonment of such transaction has been received by such Purchaser, such transaction shall be deemed to have been abandoned and such Purchaser shall not be in possession of any material, non-public information with respect to the Company or any of its Subsidiaries. Should the Company subsequently decide to pursue such transaction with respect to the Offered Securities, the Company shall provide such Purchaser with another Offer Notice and such Purchaser will again have the right of participation set forth in this Section 4.10.

(g) The restrictions contained in this Section 4.10 shall not apply in connection with any Excluded Securities Transactions (as defined below). The Company shall not circumvent the provisions of this Section 4.10 by providing terms or conditions to one Purchaser that are not provided to all.

4.11 Subsequent Equity Sales.

(a) From the date hereof until December 31st, 2020, neither the Company nor any Subsidiary shall issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Class B Shares or Class B Share Equivalents (any such issuance or announcement , a "Subsequent Placement"), except (A) for the grant of stock options and other equity incentives in the normal course, (B) in connection with arm's length acquisitions and/ or pharma partnerships or similar transactions the primary purpose of which is not the raising of capital, and (C) pursuant to the exercise of outstanding warrants and options, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations) or to extend the term of such securities (collectively (A) through (C), the "Excluded Securities Transactions").

EXECUTION VERSION

(b) From the date hereof until six (6) months after the Closing Date, the Company shall not effect or enter into an agreement to effect any issuance of Class B Shares or Class B Share Equivalents involving a Variable Rate Transaction, except for any transaction with the Placement Agent.

"Variable Rate Transaction" means a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional Class B Shares of either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Class B Shares at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Class B Shares or (ii) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit, whereby the Company may issue securities at a future determined price.

(c) Upon the consent of the Purchasers that purchased in the aggregate at least 66.7% of the Securities based on the total initial Subscription Amounts of all Purchasers hereunder, for thirty (30) days following the Closing Date of the Offering, the Lead Placement Agent shall have the right to sell up to US$10.0 million of Class B Shares and Warrants on the same terms and conditions as set forth in the Purchase Agreement.  Any exercise of the right by the Lead Placement Agent set forth in this Section 4.11(c) shall be deemed an Excluded Securities Transaction.

4.12 Equal Treatment of Purchasers.  No consideration (including any modification of any Transaction Document) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of the Transaction Documents unless the same consideration is also offered to all of the parties to such Transaction Documents.  For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser, and is intended for the Company to treat the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.

4.13 Certain Transactions and Confidentiality. Each Purchaser, severally and not jointly with the other Purchasers, covenants that neither it nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales of any of the Company's securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.3.  Each Purchaser, severally and not jointly with the other Purchasers, covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release as described in Section 4.3, such Purchaser will maintain the confidentiality of the existence and terms of this transaction and the information included in this Agreement, including the schedules hereto.  Notwithstanding the foregoing, and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.3, (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.3 and (iii) no Purchaser shall have any duty of confidentiality or duty not to trade in the securities of the Company to the Company or the Subsidiaries after the issuance of the initial press release as described in Section 4.3.  Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser's assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser's assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.

EXECUTION VERSION

4.14 Lock-Up. The Company shall not amend, modify, waive or terminate any provision of any of the Lock-Up Agreements except to extend the term of the lock-up period and shall enforce the provisions of each Lock-Up Agreement in accordance with its terms. If any officer or director that is a party to a Lock-Up Agreement breaches any provision of a Lock-Up Agreement, the Company shall promptly use its best efforts to seek specific performance of the terms of such Lock-Up Agreement.

4.15 Exercise Procedures. The form of Notice of Exercise included in the Warrants set forth the totality of the procedures required of the Purchasers in order to exercise the Warrants. No additional legal opinion, other information or instructions shall be required of the Purchasers to exercise their Warrants. Without limiting the preceding sentences, no ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise form be required in order to exercise the Warrants. The Company shall honor exercises of the Warrants and shall deliver Warrant Shares in accordance with the terms, conditions and time periods set forth in the Transaction Documents.

4.16 Sales During Pre-Settlement Period. Notwithstanding anything herein to the contrary, if at any time on or after the time of execution of this Agreement by the Company and an applicable Purchaser, through and including the time immediately prior to the Closing (the "Pre-Settlement Period"), such Purchaser sells to any Person all, or any portion, of any Class B Shares to be issued hereunder to such Purchaser at the Closing (collectively, the "Pre-Settlement Shares"), such Purchaser shall, automatically hereunder (without any additional required actions by such Purchaser or the Company), be deemed to be unconditionally bound to purchase, and the Company shall be deemed unconditionally bound to sell, such Pre-Settlement Shares to such Purchaser at the Closing; provided, that the Company shall not be required to deliver any Pre-Settlement Shares to such Purchaser prior to the Company's receipt of the purchase price of such Pre-Settlement Shares hereunder; and provided further that the Company hereby acknowledges and agrees that the forgoing shall not constitute a representation or covenant by such Purchaser as to whether or not during the Pre-Settlement Period such Purchaser shall sell any Class B Shares to any Person and that any such decision to sell any Class B Shares by such Purchaser shall solely be made at the time such Purchaser elects to effect any such sale, if any.

EXECUTION VERSION

ARTICLE V.
MISCELLANEOUS

5.1 Termination.  This Agreement may be terminated by any Purchaser, as to such Purchaser's obligations hereunder only and without any effect whatsoever on the obligations between the Company and the other Purchasers, by written notice to the other parties, if the Closing has not been consummated on or before the fifth (5th) Trading Day following the date hereof; provided, however, that no such termination will affect the right of any party to sue for any breach by any other party (or parties).

5.2 Fees and Expenses.  Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.  The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any exercise notice delivered by a Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchasers.

5.3 Entire Agreement.  The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4 Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment at the email address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment at the email address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd)Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given.  The address for such notices and communications shall be as set forth on the signature pages attached hereto. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously disclose such information in accordance with applicable law and file such notice with the Commission pursuant to a Current Report on Form 6-K.

EXECUTION VERSION

5.5 Amendments; Waivers.  No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and Purchasers which purchased at least 66.7% in interest of the Shares based on the initial Subscription Amounts hereunder or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought, provided that if any amendment, modification or waiver disproportionately and adversely impacts a Purchaser (or group of Purchasers), the consent of such disproportionately impacted Purchaser (or group of Purchasers) shall also be required.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any proposed amendment or waiver that disproportionately, materially and adversely affects the rights and obligations of any Purchaser relative to the comparable rights and obligations of the other Purchasers shall require the prior written consent of such adversely affected Purchaser. Any amendment effected in accordance with this Section 5.5 shall be binding upon each Purchaser and holder of Securities and the Company.

5.6 Headings.  The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7 Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser (other than by merger).  Any Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the "Purchasers."

5.8 No Third-Party Beneficiaries.  the Placement Agent shall be the third party beneficiary of the representations and warranties of the Company in Section 3.1 and the representations and warranties of the Purchasers in Section 3.2.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.7 and this Section 5.8.

5.9 Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.  Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such action or proceeding is improper or is an inconvenient venue for such Proceeding.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.  If any party shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 4.7, the prevailing party in such action or proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

EXECUTION VERSION

5.10 Survival.  The representations and warranties contained herein shall survive the Closing and the delivery of the Securities for a period of not longer than five (5) years from the Closing.

5.11 Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf" signature page were an original thereof.

5.12 Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.13 Replacement of Securities.  If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction.  The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

EXECUTION VERSION

5.14 Remedies.  In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents.  The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

5.15 Independent Nature of Purchasers' Obligations and Rights.  The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document.  Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents.  Each Purchaser shall be entitled to independently protect and enforce its rights including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.  Each Purchaser has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents.  For reasons of administrative convenience only, each Purchaser and its respective counsel have chosen to communicate with the Company through the legal counsel of the Placement Agent The legal counsel of the Placement Agent does not represent any of the Purchasers and only represents the Placement Agent  The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers.  It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers.

5.16 Liquidated Damages.  The Company's obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such partial liquidated damages or other amounts are due and payable shall have been canceled.

5.17 Saturdays, Sundays, Holidays, etc.  If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

EXECUTION VERSION

5.18 Currency. Unless otherwise stated, all dollar amounts and references to " US$" or "$" in this Agreement refer to the lawful currency of the United States. All references to "C$" are to the lawful currency of Canada.

5.19 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and Class B Shares in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Class B Shares that occur after the date of this Agreement.

5.20 WAIVER OF JURY TRIAL.  IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

FSD PHARMA INC.	Address for Notice: First Canadian Place 100 King Street West, Suite 3400 Toronto, Ontario Canada M5X 1A4

By:__________________________________________ Name: Donal Carroll Title: Chief Financial Officer	Fax: E-mail: [Redacted]

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOR PURCHASER FOLLOWS]

[PURCHASER SIGNATURE PAGES TO FSD PHARMA INC.

SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:  _____________________________________

Signature of Authorized Signatory of Purchaser: _________________________________

Name of Authorized Signatory:    ________________________________

Title of Authorized Signatory:  _________________________________

Email Address of Authorized Signatory:  _________________________

Facsimile Number of Authorized Signatory:  _____________________

Address for Notice to Purchaser:______________________________________________

DWAC for Shares: __________

DTC#: __________

Institutional ID#: __________

Agent Bank#: __________

Tax ID#: __________

Internal Account #: __________

Subscription Amount: US$__________

Shares:  __________

Warrant Shares: __________

EIN Number:  __________

EXHIBIT A

FORM OF WARRANT CERTIFICATE

(SEE ATTACHED)